Exhibit 99(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INHIBITEX, INC.

at

$26.00 Net Per Share

by

INTA ACQUISITION CORPORATION,

a wholly–owned subsidiary of

BRISTOL–MYERS SQUIBB COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 10, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of January 7, 2012 (the “Merger Agreement”), by and among Bristol–Myers Squibb Company, a Delaware corporation (“Parent”), Inta Acquisition Corporation, a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), and Inhibitex, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $26.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly exercises appraisal rights under Delaware law) will at the effective time of the Merger be converted into the right to receive the Offer Price.

After careful consideration, the board of directors of the Company (the “Company Board”), has determined that the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option (as defined below), the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (including or excluding, at the option of Parent and Purchaser, Shares tendered in the Offer pursuant to guaranteed delivery procedures) prior to 12:00 midnight, New York City time, on Friday, February 10, 2012 (the “Expiration Date,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represents a majority of the issued and outstanding Shares plus all Shares which the Company may be required to issue as of such date to holders of stock options or warrants. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares or stock options are issued after January 11, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 49,170,603 Shares, which is approximately 58% of the outstanding Shares as of January 11, 2012. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET	4

INTRODUCTION	10

THE TENDER OFFER	13
1. Terms of the Offer.	13
2. Acceptance for Payment and Payment for Shares.	14
3. Procedures for Accepting the Offer and Tendering Shares.	15
4. Withdrawal Rights.	18
5. Material United States Federal Income Tax Consequences.	19
6. Price Range of Shares; Dividends.	22
7. Certain Information Concerning the Company.	23
8. Certain Information Concerning Parent and Purchaser.	23
9. Source and Amount of Funds.	25
10. Background of the Offer; Past Contacts or Negotiations with the Company.	25
11. The Merger Agreement.	30
12. Purpose of the Offer; Plans for the Company.	45
13. Certain Effects of the Offer.	46
14. Dividends and Distributions.	47
15. Certain Conditions of the Offer.	48
16. Certain Legal Matters; Regulatory Approvals.	49
17. Fees and Expenses.	51
18. Miscellaneous	52

SCHEDULE I	53

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $26.00 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Inta Acquisition Corporation, a wholly–owned subsidiary of Bristol–Myers Squibb Company, a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through a merger transaction. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $26.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of January 7, 2012, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there has been validly tendered and not withdrawn (including or excluding, at the option of Parent and Purchaser, Shares tendered in the Offer pursuant to guaranteed delivery procedures) a number of Shares which, together with Shares then owned by Parent and Purchaser (if any) represent a majority of the issued and outstanding Shares plus all Shares which the Company may be required to issue as of such date to holders of stock options or warrants. The foregoing condition is referred to as the “Minimum Condition”;

•

there occurs the expiration or termination of any waiting periods (and any extension thereof) applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

Based on information provided to Parent and Purchaser by the Company, as of January 6, 2012, (i) 80,398,198 Shares were issued and outstanding, (ii) zero Shares were held by the Company as treasury shares, (iii) 9,212,371 Shares were reserved and available for issuance pursuant to the Company’s stock incentive plan, of which 7,395,074 Shares were subject to outstanding stock options, (iv) 106,816 Shares were reserved and available for issuance pursuant to the Company’s employee stock purchase plan, (v) 10,547,932 Shares were reserved and available for issuance upon exercise of the warrants granted or issued pursuant to warrant agreements executed by the Company, (vi) no Shares were owned by any subsidiary of the Company and (vii) no shares of the Company preferred stock were issued or outstanding or held by the Company as treasury shares. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares or stock options are issued after January 11, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 49,170,603 Shares, which is approximately 58% of the outstanding Shares as of January 11, 2012.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and we, through our parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Friday, February 10, 2012, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond the Outside Date (as defined below). We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend our Offer beyond its initial Expiration Date for any period required by any rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“Nasdaq”). Pursuant to the Merger Agreement, Purchaser may extend the Offer for one or more successive periods of up to 10 business days ending no later than the Outside Date if any conditions to the Offer have not been satisfied or waived. In addition, if requested by the Company, we will also be required to extend the Offer in the same way.

Following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are not required to extend the Offer or the Expiration Date beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means May 7, 2012, unless the only conditions to the offer that have not been satisfied are those relating to antitrust approval and governmental orders preventing the consummation of the Offer, in which case the “Outside Date” means July 7, 2012.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option, the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; and

•

recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights) will be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On January 6, 2012, the last trading day before we announced the Offer, the last sale price of the common stock of the Company reported on Nasdaq was $9.87 per Share. On January 12, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $24.57. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On January 7, 2012, concurrently with the execution of the Merger Agreement, each of Gabriele Cerrone, Panetta Partners, Ltd., Russell H. Plumb, New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2002, L.P., and Michael James Barrett entered into a Tender and Support Agreement (the “Support Agreement”) with the Company, Parent and Purchaser. Collectively, these stockholders have beneficial ownership of an aggregate of 15,114,678 Shares (including Shares represented by warrants and vested and unvested options they hold), or approximately 17% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding Shares and assuming the exercise of only the warrants and vested and unvested options held by the stockholders who entered into the Support Agreement). See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $26.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted, subject to certain conditions, Purchaser an irrevocable option to purchase (the “Top–Up Option”), following acceptance for payment of the Shares validly tendered in the Offer, up to a number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the General Corporation Law of the State of Delaware (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company can issue under the Company’s certificate of incorporation but that are not issued and outstanding (or committed to be issued) at the time of exercise of the Top-Up Option. The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one year. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

Who should I talk to if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc. toll–free at 800-322-2885 or Citigroup Global Markets Inc. (“Citi”) at 212-816-7837. MacKenzie Partners, Inc. is acting as the information agent and Citi is acting as the dealer manager for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Inta Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly–owned subsidiary of Bristol–Myers Squibb Company (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Inhibitex, Inc., a Delaware corporation (the “Company”), at a price of $26.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, February 10, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 7, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Corporation”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Purchaser or Parent, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity securities of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A., as depositary for the Offer (the “Depositary”), MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), and Citigroup Global Markets Inc., as dealer manager for the Offer (the “Dealer Manager”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of the Company (the “Company Board”), has determined that the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option (as defined below), the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there having been validly tendered in accordance with the terms of the Offer, and not validly withdrawn (including or excluding, at the option of Parent and Purchaser, Shares tendered in the Offer pursuant to guaranteed delivery procedures) prior to the Expiration Date a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represent a majority of the issued and outstanding Shares plus all Shares which the Company may be required to issue as of such date to holders of stock options or warrants. The foregoing condition is referred to as the “Minimum Condition,” the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Purchaser not being prohibited from consummating the Offer or the Merger by any applicable law or court order. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

The Company has advised Parent that, on January 6, 2012, (i) 80,398,198 Shares were issued and outstanding, (ii) zero Shares were held by the Company as treasury shares, (iii) 9,212,371 Shares were reserved and available for issuance pursuant to the Company’s stock incentive plan, of which 7,395,074 Shares were subject to outstanding stock options, (iv) 106,816 Shares were reserved and available for issuance pursuant to the Company’s employee stock purchase plan, (v) 10,547,932 Shares were reserved and available for issuance upon exercise of the warrants granted or issued pursuant to warrant agreements executed by the Company, (vi) no Shares were owned by any subsidiary of the Company, and (vii) no shares of Company preferred stock were issued or outstanding or held by the Company as treasury shares. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares, except for Shares that may be deemed to be beneficially owned as the result of the Tender and Support Agreement by and among the Company, Purchaser, Parent and certain stockholders of the Company dated January 7, 2012 (the “Support Agreement”). For more information about the Support Agreement, see Section 11—“The Merger Agreement.” Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares or stock options are issued after January 11, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 49,170,603 Shares, which is approximately 58% of the outstanding Shares as of January 11, 2012.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate a number of directors constituting at least a majority of the directors to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members on each committee of the Company Board. The Company Board will have at least three members who were members of the Company Board immediately prior to the appointment of Parent’s designees who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act.

After the Offer Closing, the Company will, upon Parent’s request, take all action reasonably necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq (as defined below) rules (or any successor provision) and make all necessary filings and disclosures associated with this status.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Offer Closing to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following the Offer Closing for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top–Up Option (as defined below), if applicable, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn (including or excluding, at the option of Parent and Purchaser, Shares tendered in the Offer pursuant to guaranteed delivery procedures) as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, February 10, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires; provided, however, that the Expiration Date may not be extended beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means May 7, 2012, unless the only conditions to the Offer that have not been satisfied are those relating to antitrust approval and governmental orders preventing the consummation of the Offer, in which case the “Outside Date” means July 7, 2012.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, an “Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Offer Conditions (other than the Minimum Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or The Nasdaq Stock Market (“Nasdaq”), that is applicable to the Offer. Pursuant to the Merger Agreement, Purchaser may extend the Offer for one or more successive periods of up to 10 business days ending no later than the Outside Date if any conditions to the Offer have not been satisfied or waived. In addition, Purchaser will also be required to extend the Offer in the same way if requested by the Company.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act. (a “Subsequent Offering Period”) immediately following the Expiration Date. A Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time stockholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the Offer Conditions have occurred, (ii) to waive any condition to the Offer, or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the

Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date; or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering non–United States Holder (e.g., a non–resident alien or foreign entity) must submit an appropriate properly completed IRS Form W–8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Date or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through entity (or an investor in a partnership, S corporation or other pass–through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	any holder of Shares that entered into the Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, foreign or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “INHX.” The Shares have been listed on Nasdaq since June 3, 2004. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq since January 1, 2010.

	High	Low
Year Ended 2010:
First Quarter	$1.64	$0.88
Second Quarter	$2.95	$1.43
Third Quarter	$2.71	$1.31
Fourth Quarter	$3.10	$1.74
Year Ended 2011:
First Quarter	$3.62	$2.15
Second Quarter	$5.23	$3.32
Third Quarter	$4.71	$2.34
Fourth Quarter	$16.49	$2.29
Year Ending 2012:
First Quarter (through January 7, 2012)	$11.24	$8.44

On January 6, 2012, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $9.87 per share; therefore, the Offer Price of $26.00 per share represents a premium of approximately 163% over such price. On January 12, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $24.57 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2010, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with corporate headquarters located at 9005 Westside Parkway, Alpharetta, GA 30009. The Company’s telephone number at its corporate headquarters is (678) 746-1100. The Company is a biopharmaceutical company focused on the development of differentiated anti-infective products to prevent or treat serious infections. Its research and development efforts are currently focused on oral, small molecule compounds to treat viral infections, and in particular, chronic infections caused by HCV, and herpes zoster, also referred to as shingles, which is caused by VZV. Currently, available antiviral therapies that are used to treat these and other infections have a number of therapeutic limitations, including inadequate potency, significant adverse side effects, complex and inconvenient dosing schedules and diminishing efficacy due to the emergence of drug-resistant viruses. The Company believes that its antiviral drug candidates have the potential to address a number of these limitations, as well as unmet medical needs in their respective intended indications. In addition to its antiviral programs, the Company has also licensed the rights to certain intellectual property from its MSCRAMM protein platform to Pfizer, Inc. for the development of active vaccines to prevent staphylococcal infections.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.inhibitex.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 345 Park Avenue, New York, New York 10154–0037. The telephone number of Parent is (212) 546–4000. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals products on a global basis.

Purchaser is a Delaware corporation with its principal offices located at 345 Park Avenue, New York, New York 10154–0037. The telephone number of Purchaser is (212) 546–4000. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Parent and Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company. Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and to consummate the Merger is approximately $2.6 billion, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

As part of Parent’s continuing transformation to a next generation biopharma leader, Parent is committed to implementing a strategy which it refers to as its “String of Pearls.” Pursuant to this strategy, Parent remains focused on entering into a series of transactions including acquisitions, licensing agreements, joint ventures and other business arrangements which are intended to enrich Parent’s pipeline, technology, capabilities and talent. Accordingly, Parent continues to search for opportunities to complement its internal capabilities with external innovation.

In August 2011, Parent commenced an in-depth review of its pipeline assets being developed for the treatment of the hepatitis C virus (“HCV”). As part of this review, Parent identified a small number of companies with assets in development which would be complementary to Parent’s existing HCV portfolio and give Parent the potential to develop an all oral direct acting antiviral combination therapy for the treatment of HCV. On August 4, 2011, Citigroup Global Markets Inc. (“Citi”) was retained by Parent to act as its financial advisor in connection with Parent’s review of potential target companies.

On October 14, 2011, Demetrios Kydonieus, Parent’s Vice President, Strategy, Alliances & Transactions, contacted Russell Plumb, the Company’s President and Chief Executive Officer, to express Parent’s interest in pursuing a potential transaction involving INX-189, the Company’s nucleotide polymerase inhibitor in Phase II clinical trials for the treatment of HCV. Mr. Kydonieus and Mr. Plumb agreed that representatives of the two companies would meet on October 20 and 21, 2011, at the Company’s offices in Alpharetta, Georgia, subject to the prior execution and delivery by Parent and the Company of a mutually acceptable form of confidentiality agreement.

During the period October 13 through October 21, 2011, representatives of Parent and the Company’s external legal counsel, Dechert LLP (“Dechert”), negotiated the terms and conditions of a confidentiality agreement, including a customary standstill provision. On October 21, 2011, Parent and the Company executed and delivered a confidentiality agreement.

On October 20 and 21, 2011, Mr. Kydonieus, along with St. John McGrath and Brian Heaphy, each of Parent’s Strategic Transactions Group, met with Mr. Plumb and Dr. Joseph Patti, the Company’s co-founder, Chief Scientific Officer and Senior Vice President of Research and Development, to discuss INX-189 and the potential for a transaction between the two companies involving this asset.

During the period October 24 through November 1, 2011, Mr. Kydonieus and Mr. Plumb spoke on various occasions regarding Parent’s interest in INX-189 and the potential for a transaction between the two companies involving the Company’s INX-189 development program.

At a meeting on November 2, 2011, Parent’s senior management team reviewed a presentation regarding a potential acquisition of INX-189. After careful consideration of the potential transaction, it was decided that Parent should submit to the Company a proposal to acquire from the Company its INX-189 development program.

On November 3, 2011, following a call by Mr. Kydonieus to Mr. Plumb, Parent submitted to Mr. Plumb confidentially a preliminary non-binding indication of interest to acquire from the Company its INX-189 development program for an aggregate purchase price of $550.0 million subject to, among other things, the satisfactory completion by Parent of a due diligence review of INX-189 of the type which is customary in the context of an asset acquisition transaction and the receipt by each of Parent and the Company of all requisite corporate and regulatory approvals. The closing price of the Company’s common stock on November 3, 2011, was $3.96 per share.

On November 4, 2011 and November 5, 2011, Gabriele Cerrone, a member of the Company Board, and Lamberto Andreotti, Parent’s Chief Executive Officer, exchanged emails regarding the potential attractiveness to Parent of INX-189 and Parent’s ongoing discussions of a potential transaction with the Company, including a scheduled meeting between Dr. Brian Daniels, Parent’s Senior Vice President, Global Development and Medical Affairs, R&D, and Mr. Plumb and Dr. Patti. The closing price of the Company’s common stock on November 4, 2011 was $8.54 per share.

On November 6, 2011, during the 62nd Annual Meeting of the American Association for the Study of Liver Diseases in San Francisco, California, representatives of Parent met with Mr. Plumb and Dr. Patti to discuss generally the clinical development of INX-189. The same group plus Dr. Daniels again met with Mr. Plumb and Dr. Patti on November 7, 2011 to discuss the information released by the Company on November 4, 2011 regarding early data from a mid-stage study showing that a 200-milligram dose of INX-189 did well in reducing HCV in patients, and was well tolerated, with no serious side effects, when given to patients with a certain form of chronic hepatitis who had not been treated.

During the period November 9 through November 30, 2011, representatives of Parent spoke at various times with each of Mr. Plumb and Dr. Patti to discuss the potential for a transaction between Parent and the Company regarding the INX-189 development program and to facilitate Parent’s due diligence review.

On December 1, 2011, representatives of Parent, including Dr. Elliott Sigal, Parent’s Executive Vice President, Chief Scientific Officer and President, R&D, and a member of Parent’s board of directors,

Messrs. Kydonieus and McGrath, and members of Parent’s scientific and technical due diligence teams attended a management presentation by the Company’s senior management team during which it presented information regarding INX-189, the Company’s other pipeline assets, its technology platform, and information regarding its discovery, and research and development capabilities. Also on December 1, 2011, the Company granted to representatives of Parent and its external advisors access to the Company’s electronic datasite in which the Company had made available confidential non-public information related to its business and operations.

During the period December 1, 2011 through January 3, 2012, Parent’s representatives and representatives of Citi and Kirkland & Ellis LLP (“Kirkland & Ellis”), Parent’s legal counsel, conducted detailed business, financial, scientific, technical, regulatory, environmental, intellectual property and legal due diligence investigations of the Company and its business and operations utilizing the information provided by the Company. In addition to customary aspects of the due diligence process, Parent also held discussions with members of the Company’s senior management and certain representatives of its scientific and technical teams.

On December 5, 2011, Charles Bancroft, Parent’s Executive Vice President and Chief Financial Officer, was contacted by a representative of Credit Suisse Securities (USA) LLC (“Credit Suisse”). During this telephone call, the representative from Credit Suisse indicated on behalf of the Company that the Company had received an offer from a third party to acquire the Company, and that Credit Suisse had been retained as the Company’s financial advisor in connection with the Company’s review of its strategic alternatives, including a potential sale of the Company. The representative from Credit Suisse indicated that the Company intended to include Parent in any process involving a sale of the Company or INX-189.

On December 6, 2011, at a regularly scheduled meeting of Parent’s board of directors, members of Parent’s senior management team discussed with members of Parent’s board of directors senior management’s interest in engaging in a potential transaction with the Company. There was a discussion by Parent’s board of directors regarding the strategic value of INX-189 to Parent. Following these discussions, Parent’s board of directors agreed that Parent’s senior management team should continue to pursue a transaction with the Company, including a potential acquisition.

On December 7, 2011, Parent received from Credit Suisse a process letter (the “Process Letter”) on behalf of the Company inviting Parent to submit to Credit Suisse, as financial advisor to the Company, a definitive proposal for an acquisition of one hundred percent of the issued and outstanding shares of common stock of the Company. The Process Letter indicated that binding proposals to acquire the Company, including a mark-up of a draft merger agreement prepared by Dechert, were to be submitted by interested parties no later than January 4, 2012.

During the period December 7 through December 22, 2011, representatives of Parent and its advisors spoke on a number of occasions with representatives of the Company and its advisors, regarding the status of the Company’s sale process.

On December 16, 2011, Parent’s management presented the scientific and technical due diligence findings regarding INX-189 to the Science & Technology Committee of Parent’s board of directors. The presentation included a review of Parent’s due diligence review of INX-189, the scientific developments in the field of HCV, the strategic rationale for the acquisition of INX-189 and its potential effects on Parent’s HCV pipeline, and the risks and benefits associated with the development of INX-189. After careful consideration of the information presented, the members of the Science & Technology Committee of Parent’s board of directors unanimously agreed that Parent’s senior management should continue to pursue a transaction with the Company to secure the rights to INX-189.

On December 21, 2011, representatives of Parent contacted Mr. Plumb regarding the status of the Company’s process and indicated that Parent remained interested in a transaction with the Company and intended to submit a proposal to acquire the Company in accordance with the procedures and on the date set forth in the Process Letter. Also on December 21, 2011, Mr. Kydonieus sent to Credit Suisse a letter in which Mr. Kydonieus provided Credit Suisse with the status of Parent’s review of the Company and INX-189.

On January 3, 2012, Parent convened and held a meeting of its board of directors. During the meeting, members of Parent’s senior management team and other members of Parent’s management provided Parent’s board of directors with an update on the proposed transaction. Following a careful review of Parent’s due diligence findings, the strategic value of acquiring INX-189, and a discussion of the principal financial terms of the proposed acquisition, the board of directors of Parent unanimously approved the delivery to the Company of a definitive proposal to acquire the Company, and the execution, delivery and performance of a merger agreement and the completion of the transactions contemplated by such merger agreement, including the Offer and the Merger, on such terms as agreed to by Parent’s senior management team.

Following the approval of Parent’s board of directors, Parent submitted to Credit Suisse, as representative for the Company, during the afternoon of January 3, 2012, a definitive proposal to acquire one hundred percent of the issued and outstanding shares of common stock of the Company at a price per share (on a fully diluted basis) of $20.00 in cash, including a mark-up of the draft merger agreement reflecting Parent’s comments to the document. Parent’s definitive proposal was not subject to any financing condition and already had been approved by Parent’s board of directors. The closing price of the Company’s common stock on January 3, 2012 was $10.11 per share.

During the evening of January 4, 2012, a representative of Credit Suisse on behalf of the Company contacted representatives of Parent and Citi indicating that the Company had received an acquisition proposal from another party at the same price level as Parent’s and that Parent would need to satisfy the Company Board as to two principal factors, value and certainty of closing. Parent was also requested to provide an updated “best and final” bid by 6:00 p.m. on January 5, 2012.

On January 5, 2012, members of Parent’s management team met at various times to discuss and carefully consider Parent’s potential acquisition of the Company. Mr. Andreotti decided that Parent should submit to the Company a revised definitive proposal to acquire the Company for a price of $23.50 per share in cash. The closing price of the Company’s common stock on January 5, 2012 was $9.63 per share.

During the evening of January 5, 2012, Parent submitted a revised definitive proposal to acquire one hundred percent of the issued and outstanding shares of common stock of the Company at a price per share (on a fully diluted basis) of $23.50 in cash. Again, Parent’s definitive proposal was not subject to any financing condition and already had been approved by Parent’s board of directors. Parent’s proposal included a provision under which the Company would grant Parent an exclusive negotiating period through 6:00 p.m. on January 8, 2012.

Soon thereafter, a representative of Credit Suisse on behalf of the Company contacted a representative of Citi to inform him that the Company’s board of directors would be meeting to discuss the revised bids submitted by the two parties.

Later that evening, Mr. Andreotti sent an e-mail message to Mr. Cerrone indicating that Parent remained serious about acquiring the Company as evidenced by Parent’s offer of $23.50 per share and was prepared to move quickly to finalize the form of merger agreement for signature by the parties. A short while later, Mr. Cerrone and Mr. Andreotti spoke by telephone and Mr. Cerrone indicated that he believed that the Company’s board of directors felt strongly that in order to accept Parent’s revised proposal Parent would need to be willing to accept the Company’s proposal regarding the language in the draft merger agreement with respect to the absence of a “serious adverse event” with respect to INX-189.

Following the telephone call between Mr. Andreotti and Mr. Cerrone, and subsequent telephone calls between representatives of Parent and the Company and their respective advisors, Parent and the Company finalized the language of the “serious adverse event” language and the terms of the exclusivity agreement. The exclusivity agreement granting Parent an exclusive negotiation period until 12:00 p.m. on January 8, 2012, was executed by the Company during the early morning of January 6, 2012.

During the day on January 5, 2012, representatives of Parent, Kirkland & Ellis and Dechert met via teleconference to discuss and negotiate the terms and conditions of the Merger Agreement and related documents.

During the early afternoon of January 6, 2012, a representative of Kirkland & Ellis received a call from representatives of Dechert during which he was informed that the Company had received an unsolicited revised offer from the other party which was in excess of the $23.50 per share offered by Parent on January 5, 2012, and although the Company would comply with the terms of the exclusivity agreement, they expected that the Company’s board of directors would not be in a position to approve a transaction with Parent at a price per share of $23.50. Representatives of Dechert indicated that Parent would need to materially increase its offer in order to secure such an approval.

Later on January 6, 2012, members of Parent’s management team and its advisors met via teleconference to discuss Parent’s offer to acquire the Company; Mr. Andreotti decided that a meeting of Parent’s board of directors should be scheduled for the purpose of seeking approval to increase Parent’s offer to acquire the Company.

Parent convened and held a meeting of its board of directors during the afternoon of January 6, 2012. Following a discussion of the revised terms of the proposed acquisition, the board of directors of Parent unanimously approved the delivery to the Company of a definitive proposal to acquire the Company for a price per share (on a fully diluted basis) of $26.00 in cash, and the execution, delivery and performance of a merger agreement and the completion of the transactions contemplated by such merger agreement, including the Offer and the Merger, on such terms as agreed to by Parent’s senior management team. The closing price of the Company’s common stock on January 6, 2012 was $9.87 per share.

During the evening of January 6, 2012, representatives of Parent, Kirkland & Ellis and Dechert again met via teleconference to continue to discuss and negotiate the terms and conditions of the Merger Agreement and related documents.

Also that evening, Mr. Andreotti contacted Mr. Cerrone to indicate that Parent’s next bid would be its best and final offer. Mr. Bancroft, of Parent, and representatives of Parent’s financial advisor also contacted representatives of Credit Suisse that evening to communicate that Parent was prepared to offer $26.00 per Share, which would be its best and final offer. In this conversation, representatives of Credit Suisse urged Parent to offer a higher price.

At 6:00 a.m. on January 7, 2012, Parent submitted a revised proposal to acquire one hundred percent of the issued and outstanding shares of common stock of the Company at a price per share (on a fully diluted basis) of $26.00 in cash. The proposal also indicated that if Parent’s offer was not accepted by the Company by 2:00 p.m. on January 7, 2012, the proposal would be deemed withdrawn and Parent would actively pursue the transaction on the terms set out in its January 5th proposal.

Following the submission on January 7, 2012, of Parent’s revised proposal, representatives of Parent and its advisors spoke with representatives of the Company and its advisors to discuss the terms of Parent’s revised proposal, including the amount of the proposed termination fee contemplated by Parent’s revised proposal.

Later on January 7, 2012, representatives of Dechert contacted representatives of Kirkland & Ellis to inquire whether Parent was willing to reduce the amount of the termination fee. Representatives of Dechert also requested that the expiration time of Parent’s proposal be extended until 3:00 p.m. from the 2:00 p.m. deadline. Parent subsequently agreed to extend the expiration time of Parent’s proposal until 3:00 p.m. subject to the same conditions as set forth in its proposal submitted earlier on January 7th.

During the morning of January 7, 2012, representatives of Parent, Kirkland & Ellis and Dechert finalized the terms and conditions of the Merger Agreement and related documents. During the course of these final negotiations, Parent agreed to a reduction of the termination fee to 3.0%.

Following completion of the negotiation of the terms of the Merger Agreement, on January 7, 2012, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger are advisable, fair to and in the best interests of the Company and its stockholders and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Following the meeting of the Company Board on January 7, 2012, the Company, Parent and Purchaser exchanged execution copies of the agreements and executed and delivered the definitive Merger Agreement as of January 7, 2012.

Later on January 7, 2012, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99(a)(5) to the Schedule TO, which is incorporated herein by reference.

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99(d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as soon as practicable after the date of the Merger Agreement (but in no event later than the 10th business day following the public announcement of the execution of the Merger Agreement).

The obligations of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn on or prior to the Expiration Date will be subject only to the Offer Conditions. The Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent or Purchaser may waive, in whole or in part, at any time or from time to time, in their sole discretion, the Offer Conditions, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or to modify the terms or conditions of the Offer, except that, without the prior written consent of the Company, neither Parent nor Purchaser may (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased by Purchaser in the Offer, (iv) waive or amend the Minimum Condition, (v) impose any other conditions to the Offer, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) otherwise amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement, in each case in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except, in each case, as expressly provided in the Merger Agreement.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time, on the 20th business day from the date the Offer is commenced unless the period is extended.

Extensions of the Offer. Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq, that is applicable to the Offer. Purchaser may extend the Offer for one or more successive periods of up to 10 business days ending no later than the Outside Date if any Offer Conditions have not been satisfied or waived. Parent is also required to extend the Offer in the same way if requested by the Company.

Purchaser will, subject to the terms and conditions of the Merger Agreement, the Offer and the prior satisfaction or waiver of the Offer Conditions, accept for payment and pay for all tendered Shares as promptly as reasonably practicable after the Expiration Date. Purchaser may, following acceptance for payment of tendered Shares, extend the Offer for a Subsequent Offering Period of not less than three business days nor more than 20 business days in accordance with Rule 14d–11 under the Exchange Act.

Recommendation. The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the stockholders of the Company, (ii) authorizing, approving and declaring advisable the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and conditions set forth therein and in accordance with the requirements of the DGCL, which approval constitutes approval of the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of Section 203 of the DGCL, (iii) causing any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including Section 203 of the DGCL, or similar law (collectively, the “Takeover Provisions”) that might otherwise apply to the Offer, the Top-Up Option, the Merger, the Merger Agreement, the Support Agreements or any other transaction contemplated thereby, and any restrictive provision in the Company’s and its subsidiaries’ organizational documents, to not apply or to have been satisfied with respect to (A) Parent, Purchaser or any other affiliate of Parent with respect to the transactions contemplated by the Merger Agreement or the Support Agreement, or (B) the Offer, the Top-Up Option, the Merger, or any other transaction contemplated by the Merger Agreement or the Support Agreement, (iv) directing that the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company for adoption and approval (unless the Merger is consummated as a short-form merger) and (v) resolving to adopt the Company Board Recommendation, which recommendation constitutes an irrevocable recommendation and approval of the Company Board for purposes of any Takeover Provisions.

The Company Board. The Merger Agreement provides that, effective upon the Offer Closing, Purchaser is entitled to designate a number of directors, constituting at least a majority of the directors, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent or its affiliates (including shares accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors or both. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board. The Company Board will have at least three members who were members of the Company Board on the date of the Merger Agreement who are Independent Directors. If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act.

Following the Offer Closing, the Company will, upon Parent’s request, take all actions reasonably necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision).

From and after the time, if ever, that Parent’s designees constitute a majority of the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company’s rights under the Merger Agreement, will require the concurrence of a majority of the Independent Directors (or in the case where there are two or fewer Independent Directors, the concurrence of one Independent Director) if the amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or Purchaser.

Employee Matters. The Merger Agreement provides that from and after the Effective Time, Parent or the Surviving Corporation will honor in accordance with its terms each existing severance agreement and arrangement as of the date of the Merger Agreement. The Merger Agreement further provides that Parent or the Surviving Corporation will provide the employees of the Company and its subsidiaries who are employed as of the Effective Time, for a period of one year following the Effective Time and who continues without interruption as an employee of the Surviving Corporation, with (i) base salary and non-equity based bonus opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date of the Merger Agreement, and (iii) other employee benefit plans and arrangements (excluding equity based bonus opportunities) that are in the aggregate, no less favorable than those provided by the Company immediately prior to the Effective Time. The Merger Agreement also provides that Parent shall, or shall cause the Surviving Corporation to, pay each employee of the Company or its subsidiaries who continues without interruption in employment after the Merger with a bonus award for the fiscal year of the Company in which the Merger occurs that is no less than the amount that was paid to such employee in respect of the immediately preceding fiscal year; provided that such amounts may be increased on an individual basis in a manner consistent with past practice.

Support Agreement. Concurrently with the execution of the Merger Agreement, each of Gabriele Cerrone, Panetta Partners, Ltd., Russell H. Plumb, New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2002, L.P., and Michael James Barrett entered into a Support Agreement with the Company, Parent and Purchaser. Pursuant to the Support Agreement, each of these stockholders has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such stockholder as promptly as practicable (but in no event later than 10 days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company and (vii) to elect to exercise any of the stockholder’s warrants and/or vested options, on a net exercise basis, following the acceptance of the Offer and to transfer those newly-issued Shares to Purchaser. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the Expiration Date having occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement, and (v) the mutual written consent of the Company, Parent, Purchaser and the stockholders party thereto. Collectively, the stockholders party to the Support Agreement have beneficial ownership of an aggregate of 15,114,678 Shares (including Shares represented by warrants and vested and unvested options they hold), or approximately 17% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding shares and assuming the exercise of only the warrants and vested and unvested options held by the stockholders who entered into the Support Agreement).

Top–Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top–Up Option”) to purchase a number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, will constitute one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The

Top-Up Option is exercisable, in whole or in part, at any time at or after the Offer Closing, but the Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized but unissued and unreserved Shares or if any judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The amount payable for the Top-Up Shares will consist of (i) an amount equal to the par value of the Top-Up Shares, to be paid in cash, and (ii) an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Purchaser in cash or by issuance of a promissory note. The parties to the Merger Agreement have agreed that any dilutive impact on the value of the Shares as a result of the existence or exercise of the Top-Up Option or the issuance of the Top-Up Shares, and any effect of the promissory note, will not be taken into account in any determination of the fair value of any Shares for purposes of any demand for appraisal rights pursuant to Section 262 of the DGCL.

Short–Form Merger. If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Purchaser and Parent’s other subsidiaries collectively represents at least 90% of the outstanding Shares, which is the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL without convening a stockholders’ meeting, Purchaser and the Company will take such necessary and appropriate actions in order to, cause the “short-form” Merger to be completed as promptly as reasonably practicable.

The Merger. The Merger Agreement provides that, following completion of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	the Company will be the Surviving Corporation; and

•

the Surviving Corporation will possess all properties, rights, privileges, powers and franchises of the Company and Purchaser, and all of the claims, obligations, liabilities, debts and duties of the Company and Purchaser will become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Certificate of Incorporation; By–laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Company’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Inhibitex, Inc.”, and the by–laws of Purchaser as in effect immediately prior to the Effective Time will become the by–laws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and, subject to certain exceptions, the officers of Purchaser will become the officers of the Surviving Corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the approval of the Merger, if required, by the requisite vote of the stockholders of the Company;

•	Purchaser having purchased all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	the termination or expiration of the waiting period (and any extension thereof) applicable to the Merger under the HSR Act;

•	the obtainment of any applicable foreign antitrust and similar regulatory clearances from the relevant governmental authorities; and

•	the consummation of the Merger is not prohibited by any order of any governmental entity or law.

Merger Consideration. Each Share issued and outstanding immediately prior the Effective Time (other than Shares held by Parent or Purchaser or in the treasury of the Company and any Shares held by stockholders properly exercising their appraisal rights) will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price will automatically be cancelled and cease to exist.

Payment for Shares. Parent will designate a bank or trust company (the “Paying Agent”) that is reasonably satisfactory to the Company to make payment of the merger consideration and deposit cash sufficient to pay the Offer Price to the stockholders.

As soon as reasonably practicable after the Effective Time (and in any event within three business days), the Paying Agent will send to each holder of Shares a Letter of Transmittal and instructions advising the stockholders how to surrender Share Certificates in exchange for the Offer Price per Share. The Paying Agent will pay the Offer Price per Share to the stockholders upon receipt of surrendered Share Certificates (or, if such Shares are held in book–entry or other uncertificated form, upon the entry through a book–entry transfer agent of the surrender of the Shares on a book–entry account statement) and a signed Letter of Transmittal and any other items specified by the Letter of Transmittal. Interest will not be paid or accrue in respect of the Offer Price. The Surviving Corporation will reduce the amount of the Offer Price per Share paid to any stockholder in respect of such stockholder’s Shares by any applicable withholding taxes.

Any cash deposited with the Paying Agent that is not claimed within six months following the Effective Time will be returned to Parent upon demand. Any former stockholders will thereafter look only to Parent for payment of their claims for the Offer Price. The transmittal instructions will include instructions for customary procedures to follow if the stockholder has lost the Share Certificate or if it has been stolen or destroyed.

Treatment of Options, Warrants and Employee Stock Purchase Plan. Immediately prior to the Effective Time, each unexercised outstanding option to purchase Shares (a “Company Stock Option”), will become vested (to the extent not already vested) and will be cancelled and exchanged for the right to receive, payable by the Surviving Corporation, a payment in cash equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of the Shares subject to such Company Stock Option, multiplied by (ii) the number of Shares then subject to such Company Stock Option. Subject to the terms of the underlying warrant agreements, all warrants of the Company are treated in a similar manner.

The Company will terminate any outstanding rights to purchase Shares pursuant to the Company’s employee stock purchase plan on the day immediately prior to the Effective Time and all amounts allocated to a participant’s account under such plan will then be used to purchase Shares at the applicable price determined under the terms of such plan.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company, such as organization, standing and corporate power;

•	its subsidiaries;

•	its capital structure;

•	authority to enter into, and the enforceability and fairness of, the Merger Agreement and the Company’s obligations thereunder;

•	public SEC filings, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	financial statements;

•	the accuracy of information supplied to the other party for public SEC filings in connection with the transaction;

•	the absence of certain changes or events;

•	the absence of litigation matters;

•	material contracts;

•	compliance with laws and regulations;

•	environmental matters;

•	benefit plans;

•	tax matters;

•	real property;

•	intellectual property;

•	insurance policies;

•	labor and employment matters;

•	the vote required for the approval of the Merger Agreement and the Merger;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	finders’ and brokers’ fees and expenses;

•	the opinion of the Company’s financial advisor;

•	regulatory compliance;

•	the absence of any stockholder rights agreement, rights plan, “poison pill” or similar agreement or plan; and

•	the absence of certain significant adverse events relating to the Covered Product (as defined below).

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, event or occurrence or state of facts that individually or taken together with other changes, effects, events or occurrences or state of facts, (i) is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets associated with the Covered Product, liabilities or results of operations of the Company and its subsidiaries, taken as a whole or (ii) would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, other than, with respect to any change, effect, event or occurrence or state of facts having the results described in the foregoing clause (i), any change, effect, event or occurrence or state of facts relating to (A) economic, financial market or geographical conditions in general (including national or international conditions), except to the extent that such changes, effects, events, occurrences or states of facts have a disproportionate adverse effect on the Company relative to the adverse effect that such changes, effects, events, occurrences or states of facts have on other development-stage companies in the pharmaceutical or biotechnology industry (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect), (B) changes in law or generally accepted accounting principles or other applicable accounting regulations or principles or interpretations thereof, except to the extent that such changes have a disproportionate adverse effect on the Company relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect), (C) changes in conditions generally affecting the pharmaceutical or biotechnology industries, except to the extent that such changes have a disproportionate adverse effect on the Company relative to the adverse effect that such changes have on other development-stage companies in such industries (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect), (D) any change, in and of itself, in the Company’s stock price or trading volume, or any failure, in and of itself, by the Company to meet revenue or earnings projections (it being understood that the facts giving rise or contributing to any such change or failure may be deemed to constitute, or be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect), (E) the announcement of the Merger Agreement and the transactions contemplated hereby and performance of and compliance with the terms of the Merger Agreement (provided that this clause (E) will not diminish the effect of, and will be disregarded for purposes of, the representations and warranties regarding noncontravention), (F) any acts or omissions of the Company or any of its subsidiaries taken with the prior written consent of Parent or Purchaser in accordance with the interim operating covenants set forth in the Merger Agreement after the date of the Merger Agreement, (G) any changes in global or national political conditions, except to the extent that such changes have a disproportionate adverse effect on the Company relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect) or (H) any outbreak or escalation of hostilities, any occurrence or threat of acts commonly referred to as terrorist attacks or any armed hostilities associated therewith and any national or international calamity or emergency or any escalation thereof, except to the extent that such changes, effects, events or occurrences or state of facts have a disproportionate adverse effect on the Company relative to the adverse effect that such changes, effects, events or occurrences or state of facts have on other development-stage companies in the pharmaceutical or biotechnology industry (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	the capitalization and operations of Purchaser;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	the accuracy of information supplied to the other party for public SEC filings in connection with the transaction;

•	the vote required for the approval of the Merger Agreement, the Offer and the Merger;

•	Parent, Purchaser and their affiliates not being “interested stockholders” as such term is defined in Section 203 of the DGCL;

•	the sufficiency of funds to complete the Offer and the Merger; and

•	the absence of litigation.

Conduct of Business of the Company. The Merger Agreement provides that, except as expressly set forth in the disclosure schedules to the Merger Agreement, contemplated or permitted by the Merger Agreement, required by law or consented to in writing by Parent, during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, the Company agreed to, and to cause each of its subsidiaries to:

•	carry on its business in the ordinary course consistent with past practice (including in respect of ongoing research, development and clinical trial activities); and

•

use reasonable best efforts to preserve substantially intact its current business organization, to keep available the services of its current officers and employees and to preserve its relationships with customers, suppliers, landlords and other persons having material business dealings with the Company or its subsidiaries.

In addition, during that same period, except as set forth in the disclosure schedules to the Merger Agreement, contemplated or permitted by the Merger Agreement, required by law or consented to in writing by Parent, the Company agreed not to, and to not permit any of its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	dividends or distributions, stock splits or reclassifications, or purchases or redemptions of stock;

•	issuances of additional shares of stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights to acquire stock;

•	amendments to the organizational documents of the Company and its subsidiaries;

•	acquisitions or purchases (including by merger, consolidation, or acquisition of equity interests or assets);

•	sales, transfers, leases or licenses of assets or grants of liens on any assets other than permitted liens;

•	the incurrence or redemption of indebtedness for borrowed money or the making any loans;

•	capital expenditures;

•	the entry into or waiver of material contracts;

•	grants or increases in salaries or bonuses (including pay related to retention, severance or termination), or modification of any benefit plan;

•	changes in accounting methods, principles, policies, procedures or practices;

•	changes to tax elections or accounting methods or tax accounting periods, or settlement of tax claims or surrenders of tax refunds;

•	payments, discharges, settlements or satisfactions of material claims or obligations other than in the ordinary course of business;

•	settlements, releases, waivers or compromises of pending or threatened proceedings of or against the Company and its subsidiaries;

•	the failure to maintain in full force and effect material insurance policies;

•	the adoption or entry into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	the adoption of or implementation of a rights plan or similar arrangement;

•	the taking of actions that would result in the Offer Conditions not being satisfied;

•	the amendment or modification of the engagement letter between the Company and its financial advisor;

•	the entry into a new line of business;

•	the implementation of plant closings and layoffs that could implicate the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended; or

•	the authorization or agreement to do any of the foregoing actions.

In addition, until the Effective Time, the Company will notify Parent of any significant data relating to the Covered Product and consult with Parent regarding certain meetings or correspondence between certain governmental entities and the Company with respect to the Covered Product.

No Solicitation. The Company has agreed that, subject to exceptions described below, at all times during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, the Company will not, and will cause its subsidiaries and their respective representatives, not to:

•

solicit, initiate, propose or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Takeover Proposal (as defined below);

•

enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any person (other than Parent, Purchaser or their respective representatives or the Company’s representatives) any information or data relating to any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or provide, make available or waive restrictions on the use of any information or data concerning the Company or any Company subsidiary to any person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the person receiving the confidential information could use such information for purposes of evaluating or developing a Takeover Proposal (the foregoing does not prohibit the Company or any Company subsidiary from providing information or data in accordance with written contracts as in effect on the date of the Merger Agreement related to the Company’s products, so long as any restrictions on use, confidentiality and similar provisions contained in such contracts are enforced);

•

grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other contract or agreement) or Takeover Provisions, or otherwise knowingly facilitate any effort or attempt by any person to make a Takeover Proposal (including providing consent or authorization to any person to make a Takeover Proposal to any officer or employee of the Company or to the Company Board or any member thereof pursuant to any existing confidentiality agreement);

•

approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or that contradicts the Merger Agreement or requires the Company to abandon the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

The Company also agreed to, and to cause its representatives to, cease any and all discussions and negotiations with any person with respect to any Takeover Proposal.

Despite these restrictions, at any time before the Offer Closing, in response to an unsolicited bona fide written Takeover Proposal that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), and after the Company Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Laws, the Company may:

•

furnish confidential information with respect to the Company and its subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a customary standstill and confidentiality agreement (which need not restrict such person from making an unsolicited Takeover Proposal) on terms no less favorable to the Company than those contained in the existing confidentiality agreement between the Company and Parent, provided that the Company will promptly make available to Parent any information concerning the Company that was not previously made available to Parent or its representatives; and

•	participate in discussions and negotiations with the person making such unsolicited bona fide written Takeover Proposal (and such person’s representatives) regarding such Takeover Proposal.

In addition, the Company has agreed that, as promptly as reasonably practicable (and in any event, within 24 hours), it will advise Parent orally and in writing of the receipt of any proposals, inquiries or offers with respect to a Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the person or group of persons making any such Takeover Proposal. The Company will keep Parent reasonably informed on a prompt basis of the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified, and material details of any such Takeover Proposal and provide Parent with any documents describing or evidencing any such Takeover Proposal sent by or provided to the Company or any of its subsidiaries or representatives as promptly as reasonably practicable (and in any event within 24 hours after receipt or delivery thereof).

Adverse Recommendation Change. The Company Board agreed not to take any of the following actions (each, an “Adverse Recommendation Change”):

•

withhold, withdraw, qualify or modify in any manner adverse to Parent or Purchaser, or propose publicly to withdraw, qualify or modify in any manner adverse to Parent or Purchaser, the Company Board Recommendation with respect to the Merger Agreement, the Offer or the Merger or resolve or agree to take any such action;

•	recommend, adopt or approve any Takeover Proposal, or propose publicly or otherwise to recommend, adopt or approve any Takeover Proposal or resolve or agree to take any such action;

•

cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to any Takeover Proposal;

•	fail to publicly recommend against any Takeover Proposal within 10 business days after Parent so requests in writing;

•	fail to publicly reaffirm the Company Board Recommendation within 10 business days after Parent so requests in writing;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal subject to Regulation 14D under the Exchange Act within 10 business days after commencement of such Takeover Proposal; or

•	fail to include the Company Board Recommendation in the Schedule 14d-9 and the Proxy Statement.

Despite these restrictions, at any time prior to the Offer Closing, the Company Board may:

•

in response to an Intervening Event (as defined below), if the Company Board determines in good faith, after consultation with its outside counsel, that it is required to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, take any of the actions described in the first, fifth or seventh bullets contained under “Adverse Recommendations Change” immediately above (each, an “Intervening Event Adverse Recommendations Change”); and

•

in response to an unsolicited bona fide written Takeover Proposal from any person that is not withdrawn and that the Company Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal, cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate the Merger Agreement to accept such Superior Proposal;

provided, however, that:

•

no Intervening Event Adverse Recommendation Change may be made until after (1) the period of three business days following Parent’s receipt of written notice from the Company advising Parent of the reasons for the Intervening Event Adverse Recommendation Change, including a description of the Intervening Event in reasonable detail and (2) the Company will have, and will have caused its financial and legal advisors to, during the notice period, negotiate with Parent and its representatives in good faith (to the extent Parents desires to so negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that such Intervening Event would cease to necessitate and Intervening Event Adverse Recommendation Change; and

•

the Company shall not exercise its right to terminate the Merger Agreement to accept a Superior Proposal until after (1) the period of three business days following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal (or, in the event of a material modification of a Superior Proposal with respect to which prior written notice to Parent has been provided, the period will be two business days), specifying the material terms and conditions of the Superior Proposal (or material modification thereto), identifying the person making such Superior Proposal and stating that the Company Board has resolved to exercise its right to terminate the Merger Agreement to accept such Superior Proposal, (2) the Company will, and will cause its financial and legal advisors to, during the notice period, negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that the Takeover Proposal would cease to constitute a Superior Proposal; provided that, in the event of any material revisions to the Takeover Proposal that the Company Board has determined to be a Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with these requirements with respect to such new written notice and the revised Superior Proposal contemplated thereby, and (3) a determination by the Company Board that the Takeover Proposal described in the written notice constitutes a Superior Proposal after taking into account any changes to the Merger Agreement irrevocably committed to by Parent during the notice period.

The Merger Agreement does not prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, but any such disclosure other than a “stop-look-and-listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will be deemed an Adverse Recommendation Change, unless the Company Board expressly reaffirms its recommendation within two business days following any request by Parent or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

•

the term “Intervening Event” means a material event, development or change in circumstances with respect to the Company occurring, arising or coming to the attention of the Company Board after the date of the Merger Agreement and prior to the Offer Closing, and which was not known, and could not reasonably be expected to have been known or foreseen, to or by the Company Board as of or prior to the date of the Merger Agreement and was not known by the Company’s management or reasonably foreseeable as of or prior to the date of the Merger Agreement; provided, however, that in no event will (1) the receipt, existence or terms of a Takeover Proposal, (2) any events, developments or change in circumstances of Parent, (3) clearance of the Offer and the Merger under the HSR Act, (4) certain events developments or changes in circumstances described in the disclosure schedules to the Merger Agreement or (5) any matter relating to the foregoing or consequence of the foregoing, constitute an Intervening Event;

•

the term “Superior Proposal” means any bona fide unsolicited written proposal made by a third party constituting a Takeover Proposal not arising out of or relating to any violation of the non-solicitation provisions described above that if consummated, would result in any person becoming the beneficial owner of a majority of the outstanding Shares, which the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, equityholder litigation, identity of the person or group making the Takeover Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the party seeking to assert that a Takeover Proposal constitutes a Superior Proposal, (i) is not less likely to be consummated in accordance with its terms when compared to the transactions contemplated by the Merger Agreement and (ii) would result in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the transactions provided for in the Agreement (after taking into account the expected timing and risk and likelihood of consummation); and

•

the term “Takeover Proposal” means any inquiry, indication of interest, proposal or offer from any person (other than an inquiry, proposal or offer from Parent, Purchaser or any of their respective subsidiaries or by any of their respective representatives acting on their behalf) relating to any direct or indirect acquisition by such person (or in the case of a direct merger between such person and the Company, the equity holders of such person), including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license or similar transaction, of (i) the Company’s guanosine nucleotide analog polymerase inhibitor referred to as INX-189 (the “Covered Product”) or rights thereto, (ii) assets that constitute or represent 15% or more of the assets of the Company and its subsidiaries, taken as a whole, (iii) 15% or more of the outstanding Shares or of any class of capital stock of, or other equity interests in, one or more of the subsidiaries of the Company, or (iv) any combination of the foregoing.

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental entities, filing the notification and report form required under the HSR Act, and executing and delivering any additional instruments necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Provisions. If any Takeover Provisions become applicable to the Merger Agreement, the Support Agreement or the transactions contemplated thereby, each of the Company and Parent and their respective boards of directors will take all reasonable actions necessary to ensure that the transactions provided for in the Merger Agreement and the Support Agreement may be consummated as promptly as practicable and otherwise to minimize the effect of any Takeover Provision on Parent, Purchaser, the Merger Agreement, the Support Agreement and the transactions provided for thereby.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights of indemnification and exculpation with respect to liabilities occurring at or prior to the Effective Time existing in favor of the current or former directors and officers of the Company and its subsidiaries as provided in the Company’s certificate of incorporation and by–laws or under certain indemnification agreements, will survive the Merger and continue in full force and effect in accordance with their respective terms. For a period of six years after the Effective Time, Parent has agreed to cause the certificate of incorporation and by–laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and exculpation of the indemnified parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and by–laws.

In addition, for a period of six years from the Effective Time, Parent has agreed to and will cause the Surviving Corporation to indemnify and hold harmless each current and former director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, reasonable and documented costs and expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of such claim, action, suit, proceeding or investigation), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on that he or she was a director or officer of the Company or its subsidiary.

Prior to the Effective Time, the Company will obtain and fully pay the premium for non–cancellable extension (or “tail”) insurance policies of the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies for a claims period of at least six years from and after the Effective Time with benefits and levels of coverage at least as favorable as the Company’s existing policies; provided that in no event will the aggregate premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose. If the Company does not obtain such insurance policies at or prior to the Effective Time, then Parent has agreed that from the Effective Time through the sixth anniversary of the Effective Time, Parent will or will cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance or to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance; provided that in no event will the aggregate premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose.

Transaction Litigation. The Company and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any pending or threatened litigation related to the Merger Agreement or the transactions contemplated in the Merger Agreement. The Company may not compromise or settle any such litigation without the prior written consent of Parent.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the stockholders’ meeting to approve the Merger Agreement, if required, public announcement, notice, access, repayment of the Company’s existing indebtedness and confidentiality.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of the stockholders (if required under the DGCL):

•	by mutual written consent of Parent, Purchaser and the Company;

•	by either Parent or the Company:

•

if the Offer is not consummated by the Outside Date; provided that this right is not available to any party that has breached its obligations under the Merger Agreement in any manner that is the primary cause of, or results in, the failure of the Offer Closing to have occurred by the Outside Date;

•

if any legal restraint enjoining or otherwise prohibiting the consummation of the Offer or the Merger has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this provision will have used reasonable best efforts to prevent the entry of and to remove such restraint; or

•

in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder; provided that this right is not available to any party that has breached its obligations under the Merger Agreement in any manner that is the primary cause of, or results in, the failure of the Shares to be purchased pursuant to the Offer;

•

prior to the Offer Closing, by Parent, if the Company has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the Offer Condition regarding accuracy of the Company’s representations and warranties and the Company’s performance of its covenants and (ii) is incapable of being cured by the Outside Date or, if capable of being cured by the Company by the Outside Date, is not cured by the Company within 30 calendar days after the Company receives written notice of such breach from Parent or Purchaser; provided that this right will not be available to Parent if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•

prior to the Offer Closing, by the Company, if (i) Parent or Purchaser has breached any of their respective representations or warranties set forth in the Merger Agreement, which breach would result in any such representations and warranties of Parent or Purchaser set forth in the Merger Agreement not being true and correct as of immediately prior to the Offer Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates without giving effect to any qualification and limitations as to “materiality” or “Parent Material Adverse Effect” set forth therein, individually or in the aggregate, would not have a Parent Material Adverse Effect, or (ii) Parent or Purchaser will not have in all material respects performed all covenants and agreements required to be performed by them under the Merger Agreement on or prior to the consummation of the Offer, in each case which breach or failure to perform is incapable of being cured by Parent or Purchaser by the Outside Date or, if capable of being cured by Parent or Purchaser by the Outside Date, is not cured by Parent or Purchaser, as applicable, within 30 calendar days after Parent or Purchaser, as applicable, receives written notice of such breach from the Company; provided that this right will not be available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•

by Parent, (i) in the event that an Adverse Recommendation Change occurred, (ii) Parent received written notice from the Company to the effect that the Company intends to terminate the Merger Agreement to accept a Superior Proposal, or (iii) the Company breached or is deemed to have breached in any material respect its obligations under the non-solicitation provisions of the Merger Agreement; or

•	prior to the Offer Closing, by the Company to accept a Superior Proposal; provided that this right is conditioned on and subject to compliance with the terms and conditions of the non-solicitation provisions of the Merger Agreement and the compliance by the Company with its obligations to pay the Company Termination Fee.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, it will, subject to certain exceptions described below and in the Merger Agreement, become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or the Company; provided that nothing in the Merger Agreement relieves the Company, Parent or Purchaser from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity. No party will be liable for punitive damages.

Company Termination Fee. For purposes of this Offer to Purchase and the Merger Agreement, the term “Company Termination Fee” means $75,879,404 (inclusive of Parent’s and Purchaser’s expenses), in cash, which amount may become payable by the Company to Parent in certain circumstances described below.

In the event the Merger Agreement is terminated by the Company to accept a Superior Proposal, then the Company will, concurrently with such termination, (A) pay to Parent all reasonable and documented out-of-pocket expenses of Parent and Purchaser in connection with the Merger Agreement, not to exceed $10 million (the “Expense Reimbursement”) and (B) issue an interest-bearing promissory note to Parent for the amount of the Company Termination Fee minus any Expense Reimbursement paid, which will mature on the earlier of the date the Superior Proposal accepted by the Company is consummated or the six-month anniversary of the date of the termination of the Merger Agreement by the Company.

If Parent terminates the Merger Agreement in the event that (A) an Adverse Recommendation Change occurred, (B) Parent received notice of the Company’s intent to terminate the Agreement in order to accept a Superior Proposal, or (C) the Company breached or is deemed to have breached in any material respects its agreements under the non-solicitation provisions described above, then the Company will pay to Parent the Company Termination Fee by wire transfer of same-day funds immediately following the termination of the Merger Agreement.

In the event that (i) after the date of the Merger Agreement, a Takeover Proposal (which, for purposes of this provision will have the meaning assigned below except that all references to “15%” therein will be deemed to be references to “35%”) is announced, commenced, publicly disclosed or made known to the Company Board, (ii) thereafter, the Merger Agreement is terminated (A) by either Parent or the Company in the event the Offer is not consummated prior to the Outside Date or the Offer expires or is terminated in accordance with its terms without any Shares being purchased or (B) by Parent following the Company’s breach of its representations and warranties or failure to perform any covenants that would give rise to a failure of the Offer Condition regarding the accuracy of such representations and warranties and the performance of such covenants, and such failure is not capable of being cured prior to the Outside Date or within thirty days after the Company receives notice of such breach, and (iii) at any time after the execution of the Merger Agreement and prior to the expiration of the 12th month after the termination of this Agreement, the Company consummates a Takeover Proposal or enters into any letter of intent, agreement in principle, acquisition agreement or other similar contract related to a Takeover Proposal or to commercialization rights for the Covered Product (whether exclusive or non-exclusive), then the Company will pay Parent the Company Termination Fee on the date of consummation of the transaction contemplated by any Takeover Proposal referred to in clause (iii) above or on the date of entry into any letter of intent, agreement in principle, acquisition agreement or other similar contract related commercialization rights for the Covered Product (whether exclusive or non-exclusive).

Specific Performance. Each party to the Merger Agreement is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Amendment. The Merger Agreement may be amended by the parties at any time before or after the Offer Closing will have occurred or stockholder approval, if required by applicable law, has been obtained; provided, however, that

(a) after the Offer Closing, no amendment will decrease the Merger Consideration and (b) after receipt of stockholder approval (if required by applicable law), the Merger Agreement may not be amended if applicable law requires further approval by the stockholders of the Company without such approval having been obtained.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Offer Closing, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger without a stockholders’ meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, and the by–laws of the Company will be the by–laws of Purchaser (except the name of the Surviving Corporation will be “Inhibitex, Inc.”). The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Purchaser will become the officers of the Surviving Corporation.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be so elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’ capitalization or dividend policy, (v) any other material change in the Company’ corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter–dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on Nasdaq. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly-held Shares falls below 500,000, the aggregate market value of the publicly-held Shares is less than $1 million, or there are fewer than three market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short–swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e–3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to the outstanding Shares (other than dividends by a subsidiary of the Company to the Company or another subsidiary of the Company).

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, Purchaser may amend or terminate the Offer and not accept for payment any tendered Shares, if:

•	any applicable waiting period or approval under the HSR Act and any applicable foreign antitrust law, regulation or rule has not expired or been terminated or obtained;

•	the Minimum Condition has not been satisfied;

•

at any time on or after the date of the Merger Agreement and prior to the acceptance of Shares for payment pursuant to the Offer, there will have been issued by a governmental entity any order, decree, injunction or ruling restraining or enjoining or otherwise materially delaying or preventing the acceptance for payment of, or the payment for, some or all of the Shares or otherwise prohibiting consummation of the Offer or compelling Parent or Purchaser to agree to or implement a Non-Required Remedy or any statute, rule or regulation will have been enacted by a governmental entity that prohibits or makes illegal the acceptance for payment of, or the payment for, some or all of the Shares. A “Non-Required Remedy” means a remedy that requires Parent to sell, divest, hold separate, license or agree to any other structural or conduct remedy with respect to, any operations, divisions, businesses, product lines, customers, assets or relationships of Parent or any of its subsidiaries (other than the Company and its subsidiaries following the Merger), on the one hand, or the Company or its subsidiaries, on the other hand, which (A) would materially and adversely affect the business of Parent and its subsidiaries, taken as a whole, or (B) would require the sale, divestiture, holding separate or license of the Covered Product to any third party or materially impair the benefits expected by Parent as of the date of the Merger Agreement to be derived by Parent from the acquisition of the Covered Product;

•	the Merger Agreement is terminated in accordance with its terms, or any event occurred which gives Parent the right to terminate the Merger Agreement pursuant to Article VIII thereof;

•	the Company Board or any committee thereof effected an Adverse Recommendation Change;

•

since the date of the Merger Agreement, there have occurred any changes, events, circumstances or developments that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•

(1) the representations and warranties of the Company set forth in the Merger Agreement (other than the representations and warranties that are referred to in clauses (2), (3) and (4) below) are not true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates without giving effect to any qualification and limitations as to “materiality” or “Company Material Adverse Effect” set forth therein, individually or in the aggregate, would not have a Company Material Adverse Effect; (2) the representations and warranties of the Company set forth in the Merger Agreement that relate to corporate matters related to the Company, such as organization, standing and corporate power; the Company’s subsidiaries; authority to enter into, and the enforceability and fairness of, the Merger Agreement and the Company’s obligations thereunder; the Company’s SEC documents; the inapplicability of state takeover statutes or regulations to the Offer or the Merger; finders’ and brokers’ fees and expenses; and the opinion of the Company’s financial advisor, if qualified as to “materiality” or Company Material Adverse Effect, shall not be true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date, or if not qualified as to “materiality” or Company Material Adverse Effect, shall not be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (3) the representations and warranties related to the capitalization of the Company (without giving effect to any materiality or material adverse effect qualifications set forth therein) are not true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Date (other than changes in the capital structure resulting from the exercise of stock options or warrants) as though made on and as of such date subject only to de minimis exceptions; or (4) the representations and warranties related to the absence of a Company Material Adverse Effect and the absence of certain significant adverse events related to the Covered Product are not true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date or (B) the Company has not, in all material respects, performed all covenants and agreements required to be performed by it under the Merger Agreement on or prior to the consummation of the Offer;

•

Parent has not received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in the two bullet points immediately above this one shall have occurred and be continuing; or

•

there has been instituted, pending or threatened in writing immediately prior to the expiration date of the Offer any proceeding by a governmental entity challenging or seeking any order, decree, injunction or ruling restraining or enjoining or otherwise materially delaying or preventing the acceptance for payment of, or the payment for, some or all of the Shares or otherwise prohibiting consummation of the Offer or seeking to compel Parent or the Company or any of their respective subsidiaries to agree to implement a Non-Required Remedy.

For the purpose of determining whether the Minimum Condition has been satisfied, as described above, Parent and Purchaser have the right to include or exclude, for purposes of their determination, Shares tendered in the Offer pursuant to the guaranteed delivery procedures.

The Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (other than actions or inactions by Parent or Purchaser) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Stockholder Litigation. On January 11, 2012, a purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169. The complaint names as defendants, the Company, each member of the Company Board (the “Individual Defendants”), Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of the Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by, initiating a sales process that undervalued the Company, vesting themselves with benefits not shared equally by public shareholders, capping the price of the Company at a level that does not adequately reflect the Company’s true value and failing to sufficiently inform themselves of the value of the Company. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated) and the payment of plaintiffs’ attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit 99(a)(6).

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, the Support Agreement and the Merger, for purposes of Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15–calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15–calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. The Company must file a Premerger Notification and Report Form within 10 calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than January 23, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on the 15th calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15–calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10–calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10–calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

We believe that the only material regulatory filing that will be required to consummate the offer and the Merger is the filing of a premerger notification form pursuant to the HSR Act.

17. Fees and Expenses.

Citigroup Global Markets Inc. (“Citi”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services it will receive customary compensation. Parent and Purchaser have agreed to reimburse the Dealer Manager for its reasonable costs and expenses incurred in connection with its engagement and to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. The Dealer Manager may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Citi and its affiliates may hold positions at any time, both long and short, and may trade or otherwise effect transactions for their own accounts and for those of their customers, in Parent and/or the Company’s securities, including the Shares. As a result, Citi and its affiliates at any time may own certain of Parent and/or the Company’s equity securities, including the Shares. In addition, Citi and its affiliates may tender Shares into the Offer for their own accounts.

Parent and Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Parent and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Lamberto Andreotti	Director of Parent since 2009.

Chief Executive Officer of Parent since May 2010. President and Chief Operating Officer of Parent from March 2009 until May 2010. Mr. Andreotti has been with Parent for 12 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of Parent. From May 2007 until March 2008, he served as Executive Vice President of Parent and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of Parent and President of Worldwide Pharmaceuticals, from 2005–2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals, from 2002–2005. He previously served as Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company. Mr. Andreotti is a citizen of Italy.

Lewis B. Campbell	Director of Parent since 1998.

Retired Non–Executive Chairman of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries. Served as Non-Executive Chairman of Textron Inc. from December 2009 until April 2010. Mr. Campbell served as Chairman and Chief Executive Officer of Textron Inc. from February 1999 until his retirement as Chief Executive Officer in December 2009. Mr. Campbell is a member of The Business Council. During the last five years, he was the Chairman of the Board of Directors of Textron Inc. and a Director of Dow Jones & Co.

James M. Cornelius	Director of Parent since 2005.

Non-Executive Chairman of Parent since May 2010. Served as Chairman and Chief Executive Officer of Parent from February 2008 to May 2010 and served as Chief Executive Officer from September 2006 to February 2008. From November 2005 to April 2006, Mr. Cornelius served as Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005. Mr. Cornelius is the Chairman of the Board of Directors of Mead Johnson Nutrition Company and a Director of Given Imaging Ltd. Mr. Cornelius was previously a Director of The DIRECTV Group and Guidant Corporation.

Louis J. Freeh	Director of Parent since 2005.

Mr. Freeh has served as Chairman and Treasurer of the Freeh Group International Solutions, LLC, a consulting firm, and Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh is a Director of Wilmington Trust and previously served as a Director of Fannie Mae, Viisage Technology, Inc. and L–1 Identity Solutions.

Laurie H. Glimcher, M.D.	Director of Parent since 1997.

Dr. Glimcher has been the Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School since 1990. She is a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Sciences USA, and a Member of the Institutes of Medicine of the National Academy of Sciences. She is also a member of, and a past President of, the American Association of Immunologists. She was elected to the American Society of Clinical Investigation, the American Association of Physicians and the American Association for the Advancement of Science. Dr. Glimcher is a Director of Waters Corporation.

Michael Grobstein	Director of Parent since 2007.

Mr. Grobstein is a retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He serves on the Board of Trustees and Executive Committee and is the Treasurer of the Central Park Conservancy. Mr. Grobstein is a Director of Given Imaging Ltd. and previously served as a Director of Guidant Corporation.

Alan J. Lacy	Director of Parent since 2008.

Mr. Lacy has been the Senior Advisor to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a large retail company, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy held executive level positions of increasing responsibility in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman of Sears Holdings Corporation from 2005 to 2006. He is Chairman of the Board of Trustees of the National Parks

Conservation Association. Mr. Lacy is a Director of The Western Union Company, The Hillman Companies, Inc. and Dave & Buster’s Inc. Mr. Lacy is also a Trustee of Fidelity Funds. He was previously a Director of Sears Holding Corporation, Sears, Roebuck and Co. and Sears Canada, Inc.

Vicki L. Sato, Ph.D.	Director of Parent since 2006.

Dr. Sato has been a professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. In 2005, Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. Dr. Sato is a Director of PerkinElmer Corporation and Alnylam Pharmaceuticals. She was previously a Director of Infinity Pharmaceuticals.

Elliott Sigal, M.D., Ph.D.	Director of Parent since 2011.

Dr. Sigal has been Chief Scientific Officer and President of Research and Development at Parent since October 2004 and an Executive Vice President since 2006. Dr. Sigal joined Parent in November of 1997 as Vice President of the newly created department of Applied Genomics. Previously, Dr. Sigal was a Director of Mead Johnson Nutrition Company.

Togo D. West, Jr.	Director of Parent since 2008.

Secretary West has been Chairman of TLI Leadership Group, a strategic consulting firm since 2006 and Chairman of Noblis, Inc., a nonprofit science and technology company since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C.-based law firm of Covington & Burling from 2000 to 2004. Secretary West was previously Secretary of Veterans Affairs and Secretary of the Army. He is a Director of FuelCell Energy, Inc., and Krispy Kreme Doughnuts. Previously he was a Director of AbitibiBowater Inc.

R. Sanders Williams, M.D.	Director of Parent since 2006.

Dr. Williams has been President and Robert W. and Linda L. Mahley Distinguished Professor of The J. David Gladstone Institutes, a research facility since March 2010. From 2007 to 2010, Dr. Williams was the Senior Vice Chancellor for Academic Affairs at Duke University Medical Center and Dean of Duke University School of

Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of medicine, physiology and cell biology. Dr. Williams is a consultant to Phrixus, Inc and the Taylor Companies. Dr. Williams is a Director of Laboratory Corporation of America.

Charles Bancroft	Executive Vice President of Parent as of October 2011, Chief Financial Officer of Parent since April 2010 and a member of the Senior Management Team. Prior to his role as Acting Chief Financial Officer, Mr. Bancroft was Vice President, Finance, Worldwide Pharmaceuticals, a division of Parent.

Giovanni Caforio	President, U.S. Pharmaceuticals of Parent. Mr. Caforio leads Parent’s pharmaceutical business in the U.S. He was previously Senior Vice President, Global Commercialization, Oncology and Immunology.

Giovanni joined Parent in 2000 as Vice President and General Manager, Italy, in the Worldwide Medicines Group. In 2001, he assumed added responsibility for Greece and Israel, and then all of South East Europe in 2003. In 2004, he was appointed Senior Vice President, European Marketing and Brand. Commercialization. In 2007, he was named Senior Vice President, U.S. Oncology. Prior to joining Parent, Giovanni spent 12 years with Abbott Laboratories in a number of leadership positions. Mr. Caforio is a citizen of Italy.

Béatrice Cazala	Executive Vice President, Commercial Operations since October 2011. Senior Vice President, Commercial Operations and President, Global Commercialization, Europe and Emerging Markets, of Parent since May 2010 and a member of the Senior Management Team. President, Global Commercialization, and President, Europe, of Parent from March 2009 to May 2010 and a member of the Management Council. Ms. Cazala was previously President, Europe and Asia Pacific, of Parent. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed Senior Vice President, Northern Europe, based in the U.K. Ms. Cazala is a citizen of France.

John E. Celentano	Senior Vice President, Human Resources, Public Affairs, Philanthropy, of Parent since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. President, Heath Care Group, a division of Parent, from 2005 until March 2008 and a Director of Parent from September 22, 2005 until May 2008. From 2002 to 2005, Mr. Celentano served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent.

Francis Cuss, MB BChir, FRCP	Senior Vice President, Research, R&D, a division of Parent since May 2010 and a member of the Senior Management Team. From 2006 to May 2010, he served as Senior Vice President Discovery and Exploratory Clinical Development, of Parent. Prior to 2006, served as Senior Vice President, Drug Discovery, of Parent. Mr. Cuss is a citizen of the U.K.

Brian Daniels, M.D.	Senior Vice President, Global Development and Medical Affairs, of Parent, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Research and Development, a division of Parent.

Lou Schmukler	Mr. Schmukler joined the parent in September 2011, as president of Technical Operations, overseeing global manufacturing.

Before joining Parent, Mr. Schmukler led Pfizer’s worldwide biotech manufacturing operations as Senior Vice President, Specialty/Biotechnology Operating Unit. Prior to that, he oversaw global small molecule pharmaceutical manufacturing and Asia Pacific manufacturing for Wyeth, and held earlier leadership positions at Marion Merrell Dow, Hoffman-LaRoche and Novartis/Sandoz.

Sandra Leung	General Counsel and Corporate Secretary of Parent, since 2007 and a member of the Senior Management Team. From 2006 to 2007, served as Vice President, Corporate Secretary and Acting General Counsel of Parent. Prior to 2006, Vice President and Corporate Secretary, Corporate Staff of Parent.

Paul von Autenried	Senior Vice President and Chief Information Officer of Parent. Mr. von Autenried joined Parent in 1996 and assumed leadership of IT in 2008.

Prior to joining Parent, Mr. von Autenried held positions with Kraft General Foods, Hewlett-Packard and IBM. He is a member of the Accenture CIO Council, Hewlett-Packard Board of Advisors, Microsoft Pharmaceutical Advisory Council and the Research Board.

Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154–0037 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Demetrios Kydonieus	Director of Purchaser. President of Purchaser. Vice President, Strategy, Alliances and Transactions of Parent from May 2011 to present, Executive Director, Strategic Transactions Group of Parent from June 2009 until May 2011, and Senior Counsel, Corporate Development, of Parent from January 2008 until June 2009.

Jeffrey Galik	Director of Purchaser. Treasurer of Purchaser. Senior Vice President and Treasurer of Parent since August 2010, Vice President and Treasurer of Parent from January 2008 until August 2010, Vice President and Assistant Treasurer of Parent during January 2008, and Vice President, Finance, Latin America & Canada from July 2006 until January 2008.

Kabir Nath	Director of Purchaser. Senior Vice President, Global Commercialization, of Parent since 2011. From 2009 until 2011, Vice President, Global Commercialization of Parent. From 2007 until 2009, President, Asia Pacific Medicines Group of Parent. From 2005 until 2007, President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	Vice President of Purchaser. Vice President and Associate General Counsel, Research & Development of Parent from February 2011 to present, Vice President and Associate General Counsel, Transactional Practice Group, of Parent from July 2006 until February 2011.

P. Joseph Campisi, Jr.	Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent since February 2011. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent from December 2009 until February 2011. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

Katherine Kelly	Secretary of Purchaser. Vice President and Assistant General Counsel, Corporate Governance and Securities, of Parent since April 2011. Vice President and Assistant General Counsel, Securities Regulation and Disclosure, of Parent from February 2010 until April 2011. Assistant General Counsel of Parent from December 2009 to February 2010. Senior Counsel of Parent from March 2008 to December 2009. Counsel of Parent from April 2007 to March 2008. Associate Counsel of Parent from August 2005 to April 2007.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Other Information:

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929–5500 (Call Collect)

or

Call Toll-Free: (800) 322–2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call: (212) 816-7837